

Todd Kropp · 3rd

Group Practice Director at HFHS | Co-Owner of Detroit City FC

Greater Detroit Area · 175 connections · Contact info

Detroit City FC

University of Michiga

Experience

Co-Owner | Chief Operating Officer
Detroit City FC
Oct 2011 – Present · 8 yrs 10 mos
Detroit, MI

Henry Ford Health System
12 yrs 1 mo

Group Practice Director
May 2017 – Oct 2019 · 2 yrs 6 mos
Detroit, MI

Epic Application Manager
Dec 2012 – Apr 2017 · 4 yrs 5 mos
Detroit, MI

Certified in EpicCare Ambulatory and Ambulatory Orders Transmittal. Past experience with Epi Cadence and Epic Resolute. Managed team of 15 application coordinators and consultants to successfully deploy the Epic Ambulatory application to 29 medical centers staffed by over 1,200 physicians and representing over 40 medical specialties.

Show 2 more roles

Administrative Coordinator
Children's Hospital Boston
Apr 2004 – Jul 2007 · 3 yrs 4 mos

Education

University of Michigan
Master's degree, Health Management & Policy
2008 – 2010

Allegheny College
Bachelor of Arts (B.A.), Political Science / Mathematics
1996 – 2000